EXHIBIT 99.1

Ero Copper's Tucumã Project Awarded Operational License - Commissioning On Track for First Copper Production Early Q3 2024

(all amounts in US dollars, unless otherwise noted)

VANCOUVER, British Columbia, June 12, 2024 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) (the “Company”) is pleased to announce that it has received the Operational License for the Tucumã Project (the "Project") – the last remaining permitting milestone for commercial operation. With physical completion at approximately 99%, commissioning well advanced, and over 90% of the operational staff hired and trained, first concentrate continues to be expected early in the third quarter of 2024. The total direct capital cost estimate for Project completion remains unchanged at approximately $310 million.

HIGHLIGHTS

  Permitting: Project awarded Operational License by the Pará State environmental agency, Secretaria de Estado de Meio Ambiente e Sustentabilidade ("SEMAS")
  Construction: Physical construction of the Project has reached approximately 99% completion
    All mechanical equipment and electrical installations complete, ball mill successfully handed over to operations
    Pre-stripping activities completed ahead of schedule, and full mining operations have commenced. To date, approximately 110,000 tonnes of ore have been placed on the run-of-mine stockpile with an additional 55,000 tonnes of ore drilled and ready to be blasted in the mine
    Process control room, on-site process laboratory, and administrative offices complete
    Remaining piping, electric cabling and instrumentation installations on track to complete construction by the end of Q2 2024
  Commissioning Plan: Commissioning activities continue to progress on site
    First ore through primary and secondary crushers as well as screening and conveyance systems completed with approximately 10,000 tonnes of ore placed on the crushed ore stockpile to date
    Mechanical completion and sub-component commissioning (lubrication, hydraulic, electrical, instrumentation and automation systems) completed
    First charge through the milling circuit completed, flotation and filtration commissioning nearing completion - Project remains on track to achieve first production and initiate Project ramp-up in early Q3 2024
  People & Safety: To date, there have been no lost-time injuries on the Project, with over six million hours of work completed since 2022
    Additionally, all site-based management positions have been filled and over 90% of the operational staff required for full-scale operations have been hired and fully trained
  Project Capital Estimate: Direct Project capital expenditure for completion remains unchanged at approximately $310 million

"I am thrilled to announce that we have received our operational license from SEMAS - the last regulatory approval required for commercial operations to commence at Tucumã. Across our operations and throughout the Project development, Brazil has continued to demonstrate its commitment to advancing strategic critical mineral projects, and the success of the Tucumã Project is a testament to this effort," said David Strang, Chief Executive Officer.

"With the commissioning of our Tucumã Project progressing well and first concentrate production set to commence next month, I want to highlight the outstanding performance demonstrated by our entire site-based construction, commissioning, and operational teams, who recently achieved over six million hours of work without a lost time injury on the Project. The Company is rapidly approaching a major inflection point, which we believe will benefit all of our stakeholders for years to come."

Figure 1: June 2024 aerial view of completed pre-strip and commencement of mining operations.

Figure 2: Completed crushing circuit with ~10,000 tonnes of crushed ore placed on stockpile (June 2024).

Figure 3: Ball mill completion and handover to operations (June 2024).

Figure 4: Completion and commissioning of Jameson flotation cells as of June 2024.

Figure 5: Completion and commissioning of flotation circuit as of June 2024.

ABOUT ERO COPPER CORP

Ero is a high-margin, high-growth, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on SEDAR+ at www.sedarplus.ca/landingpage/ and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, SVP, Corporate Development, Investor Relations & Sustainability
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the timing of construction of remaining piping, electrical and instrumentation installations, the timing of initial copper concentrate production, estimated Project capital to be spent, the expected completion of activities described in the commissioning plan, and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

Photos accompanying this announcement are available at:
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